Northeast Utilities						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

(Thousands of Dollars)	Nine Months
	Ended	For the Years Ended December 31,
	September 30, 2010	2009	2008	2007	2006	2005
Earnings, as defined:
Net income/(loss) from continuing
operations before cumulative
effect of accounting change	$262,884	$335,592	$266,387	$251,455	$138,495	$(251,344)
Income tax expense/(benefit)	161,126	179,947	105,661	109,420	(76,326)	(184,862)
Equity in earnings of regional nuclear
generating and transmission
companies	(798)	(1,762)	(1,637)	(3,983)	(334)	(3,311)
Dividends received from regional equity
investees	687	3,794	1,017	4,542	2,145	687
Fixed charges, as below	220,199	296,764	304,374	275,611	267,243	265,046
Less: Interest capitalized (including
AFUDC)	(6,943)	(5,929)	(17,797)	(17,568)	(14,482)	(10,463)
Preferred dividend security requirements
of consolidated subsidiaries	(6,949)	(9,265)	(9,265)	(9,265)	(9,265)	(9,265)
Total earnings/(loss), as defined	$630,206	$799,141	$648,740	$610,212	$307,476	$(193,512)

Fixed charges, as defined:
Interest on long-term debt (a)	$173,594	$224,712	$193,883	$162,841	$141,579	$131,870
Interest on rate reduction bonds	16,985	36,524	50,231	61,580	74,242	87,439
Other interest (b)	9,778	12,401	25,031	15,824	22,375	19,276
Rental interest factor	5,950	7,933	8,167	8,533	5,300	6,733
Preferred dividend security requirements
of consolidated subsidiaries	6,949	9,265	9,265	9,265	9,265	9,265
Interest capitalized (including AFUDC)	6,943	5,929	17,797	17,568	14,482	10,463
Total fixed charges, as defined	$220,199	$296,764	$304,374	$275,611	$267,243	$265,046

Ratio of Earnings to Fixed Charges	2.86	2.69	2.13	2.21	1.15	(0.73)	(c)

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the nine months ended September 30, 2010 and for the years ended December 31, 2009, 2008 and 2007, other interest includes interest related to accounting for uncertain tax positions.

(c) Consolidated earnings were inadequate to cover fixed charges by $458.6 million for the year ended December 31, 2005.